(As filed October 4, 2002)

                                                               File No. 70-10074

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                   FORM U-1/A

                                 AMENDMENT NO. 1
                                       TO
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            --------------------------------------------------------

                            NATIONAL FUEL GAS COMPANY
                   NATIONAL FUEL GAS DISTRIBUTION CORPORATION
                      NATIONAL FUEL GAS SUPPLY CORPORATION
              HORIZON ENERGY DEVELOPMENT, INC. AND ITS SUBSIDIARIES
                         HIGHLAND FOREST RESOURCES, INC.
                                 LEIDY HUB, INC.
                        DATA-TRACK ACCOUNT SERVICES, INC.
                      SENECA INDEPENDENCE PIPELINE COMPANY
                               10 Lafayette Square
                             Buffalo, New York 14203

                SENECA RESOURCES CORPORATION AND ITS SUBSIDIARIES
                               UPSTATE ENERGY INC.
                     NIAGARA INDEPENDENCE MARKETING COMPANY
                        1201 Louisiana Street, Suite 400
                              Houston, Texas 77002

                          NATIONAL FUEL RESOURCES, INC.
                               HORIZON POWER, INC.
                       165 Lawrence Bell Drive, Suite 120
                          Williamsville, New York 14221

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

              -----------------------------------------------------

                            NATIONAL FUEL GAS COMPANY

                 (Name of top registered holding company parent)

              -----------------------------------------------------

                     Ronald J. Tanski, Senior Vice President
                                 and Controller
                   National Fuel Gas Distribution Corporation
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)

              -----------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     James P. Baetzhold, Senior Attorney     Michael F. Fitzpatrick, Jr., Esq.
     National Fuel Gas Supply Corporation    Thelen Reid & Priest LLP
     10 Lafayette Square                     40 W. 57th Street
     Buffalo, New York  14203                New York, New York  10019

     The Form U-1 Application/Declaration filed in this proceeding on July 18, 2002 is hereby amended as follows:


     1. The last paragraph of Item 1.2 is amended by adding the following sentence at the end thereof:

     "National's unsecured long-term debt is currently rated A- by Standard & Poors Corporation, A3 by Moody's Investor Service, and A- by Fitch, Inc."

     2. Paragraphs (b) and (c) of Item 1.5.1 are amended and restated to read as follows:

          "(b) Preferred Securities. National, directly or through a Financing Subsidiary or Special Purpose Subsidiary, also proposes to issue and sell shares of its authorized preferred stock, par value $1.00 per share and/or other types of unsecured preferred securities (collectively, "Preferred Securities") in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by National's board of directors or a committee thereof. Preferred Securities may be redeemable or may be perpetual in duration. The dividend or distribution rate on any series of Preferred Securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal or closest to the term of such securities. Dividends or distributions on any series of Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments or distributions for specified periods. Preferred Securities may be convertible or exchangeable into shares of Common Stock.

          (c) Long-term Debt. National, directly or through a Financing Subsidiary, also proposes to issue and sell from time to time additional long-term indebtedness ("Long-term Debt"). Long-term Debt of a particular series (a) will be unsecured, (b) may be convertible into any other authorized securities of National, (c) will have a maturity ranging from one year to 50 years, (d) will bear interest at a rate not to exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal or closest to the term of such Long-term Debt, (e) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (f) may be entitled to mandatory or optional sinking fund provisions, (g) may provide for reset of the coupon pursuant to a remarketing arrangement, and (h) may be called from existing investors by a third party. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding."

     3. The following sentence is added at the end of the first paragraph of
Item 1.6:

     "Of the overall $1.5 billion authorization for long-term securities requested in Item 1.5, National requests authorization to issue up to $500 million outstanding at any one time through Financing Subsidiaries and/or Special Purpose Subsidiaries."

     4. The last paragraph in Item 1.8 is amended and restated to read as follows:

          "To the extent that there are excess funds available in the Money Pool from time to time because (a) there are no borrowings under the Credit Facilities that may be currently repaid, or (b) there is no commercial paper that is maturing, or (c) no Eligible Borrower has a need for excess funds available from other Money Pool participants, such excess funds will normally be invested in one or more short-term investments. The Applicants are proposing to amend Article IV of the Money Pool Agreement to provide that such short-term investments may include any of the following: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, or by any state or political subdivision thereof; (iii) tax exempt notes; (iv) tax exempt bonds; (v) tax exempt preferred stock; (vi) commercial paper rated not less than A-1 or P-1 or their equivalent by a nationally recognized statistical rating organization; (vii) money market funds; (viii) bank certificates of deposit and bankers acceptances; (ix) Eurodollar certificates of deposit or time deposits; (x) repurchase agreements with respect to any of the foregoing; and (xi) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder. The form of Amended and Restated Money Pool Agreement is filed herewith as Exhibit B. With the exception of Article IV, no other substantive changes to the Money Pool Agreement as currently in effect are proposed."

     5. The last sentence of Item 3.1 is deleted.


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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                          NATIONAL FUEL GAS COMPANY
                                          HORIZON ENERGY DEVELOPMENT, INC.


                                          By: /s/ Philip C. Ackerman
                                              ----------------------
                                          Name:   Philip C. Ackerman
                                          Title:  President


                                          NATIONAL FUEL GAS SUPPLY CORPORATION


                                          By: /s/ Dennis J. Seeley
                                              --------------------
                                          Name:   Dennis J. Seeley
                                          Title:  President


                                          NATIONAL FUEL GAS DISTRIBUTION
                                               CORPORATION
                                          DATA-TRACK ACCOUNT SERVICES, INC.


                                          By: /s/ David F. Smith
                                              ------------------
                                          Name:   David F. Smith
                                          Title:  President


                       (signatures continued on next page)


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


                                          HORIZON POWER, INC.


                                          By: /s/ Bruce H. Hale
                                              -----------------
                                          Name:   Bruce H. Hale
                                          Title:  President


                                          NATIONAL FUEL RESOURCES, INC.


                                          By: /s/ Gerald T. Wehrlin
                                              ---------------------
                                          Name:   Gerald T. Wehrlin
                                          Title:  President


                                          SENECA RESOURCES CORPORATION
                                          HIGHLAND FOREST RESOURCES, INC.
                                          UPSTATE ENERGY INC.
                                          NIAGARA INDEPENDENCE MARKETING
                                               COMPANY


                                          By: /s/ James A. Beck
                                              -----------------
                                          Name:   James A. Beck
                                          Title:  President


                                          LEIDY HUB, INC.
                                          SENECA INDEPENDENCE PIPELINE COMPANY


                                          By: /s/ Walter E. DeForest
                                              ----------------------
                                          Name:   Walter E. DeForest
                                          Title:  President


Date: October 4, 2002


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